                  Filed by Cybex Computer Products Corporation
              Pursuant to Rule 425 Under the Securities Act of 1933
                    And Deemed Filed Pursuant to Rule 14a-12
                  Under the Securities Exchange Act of 1934
        Subject Companies: Apex Inc. (Commission File No. 000-21959); and
                    Aegean Sea Inc. (no Commission File No.)

                            MERGER OF CYBEX AND APEX

                            [Logos of Cybex and Apex]

                           JOINING FORCES TO CREATE A
                      LEADER IN THE INTERNET INFRASTRUCTURE
                                     MARKET


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


                             TRANSACTION HIGHLIGHTS

- Cybex and Apex will merge in a stock-for-stock transaction based on a fixed exchange ratio

- Cybex shareholders to receive 1.0 share of the combined company for each Cybex share

- Apex shareholders to receive 1.0905 shares of the combined company for each Apex share

- Pro forma ownership -- 55% APEX, 45% Cybex

- Transaction valued at $2,080 million

- Expected to close no later than 3rd quarter of 2000

- Purchase accounting with Apex considered the acquiror for accounting purposes


- Modestly accretive to 2000 earnings before goodwill

- 1999 revenue of $216 million for combined company


- Headquartered in Huntsville, Alabama with West Coast operations in Redmond, WA, and International operations in Shannon, Ireland

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


THE TEAM

- Integration of management teams enhance depth and breadth of experience


           MANAGEMENT                                    BOARD OF DIRECTORS
--  Steve Thornton - Chairman and CEO               --   Three Cybex members

--  Dusty Pritchett - SVP, Finance and CFO          --   Three APEX members

--  Barry Harmon - SVP, West Coast Operations       --   Nationally prominent person to be added
                                                         as an outside director
--  Sam Saracino - SVP, General Counsel

--  Gary Johnson - SVP, Sales & Marketing

--  Doyle Weeks - SVP, Corporate Development

--  Members of both teams expected to hold
    other key positions

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


                          FINANCIAL SUMMARY COMPARISON




2000E FINANCIALS                        CYBEX(A)                        APEX(A)
                                        --------                        -------
Revenue                                 $109                             $107

99/98 Revenue CAGR                        43%                              42%

Gross Margin                              54%                              47%

EBIT                                     $27                             $ 29

Operating Margin                          25%                              27%

Net Income                               $19                             $ 21

2000E P/E(a)                              35x                              35x

No. of Employees                         360                              110

Market Capitalization (b)               $939                            $ 831

Core Competency                High-end, Entry Level                  Mid-market
                                 Reseller Channel                     OEM Channel

(a) 2000 Projections are based on Wall Street estimates.
(b) As of March 7, 2000

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


CONSISTENT GROWTH AND PROFITABILITY STORY

                      [GRAPHIC-depicting operating results
                        (revenue and earnings per share)
                   for Cybex and Apex in graphical format for
                   1997, 1998 and 1999 and projected for 2000]

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


                           MERGER COMBINE STOCKS THAT
                         HAVE EXPERIENCED STRONG MOMENTUM

                 [GRAPHIC depicting historical stock prices for
                  Cybex, Apex and the Nasdaq Stock Market from
                  3/5/99 to 3/7/00 (as overlayed line graphs)]

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                         HISTORICAL STOCK EXCHANGE RATIO

                   [GRAPHIC depicting the historical intrinsic
                   exchange ratio between Apex and Cybex stock
                      based on historical stock prices from
                    3/8/99 to 3/7/00 (shown as a line graph),
                   overlayed against the exchange ratio fixed
                in the merger agreement (1.0905) and the one-year
                 average of the intrinsic exchange ratio (1.14)]

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


STRATEGIC FIT --
RESEARCH & DEVELOPMENT

- Leading R&D platform with broader resources and faster time-to-market product cycles

- Consolidation of intellectual property assets in OnScreen Display, Cat 5 extension, remote access and video processing

- Elimination of duplicative efforts to focus on next-generation Web infrastructure technologies

- Combination of staff and talent should bring fresh ideas to both product lines

- Elimination of litigation costs


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


STRATEGIC FIT -- HIGHLY
COMPLEMENTARY DISTRIBUTION MODEL

                   [GRAPHIC, depicting two overlapping circles
                      representing a small area of overlap
                       between Apex's OEM sales model and
                           Cybex's direct sales model]

                                CHANNEL BREAKDOWN



                                   CYBEX            APEX           COMBINED
                                   -----            ----           --------
           OEM                      31%              65%              48%

           Branded                  69               35               52

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


TOP-TIER CUSTOMER BASE

                       [GRAPHIC showing labels for Compaq,
                    Hewlett Packard, IBM, AOL, Gateway, 3Com,
              Dell, DoubleClick, Siemens, amazon.com and Microsoft]

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STRATEGIC FIT -- CUSTOMER AND CHANNEL COMBINATION

   - Broad based vendor of next-generation server management solutions

   -  Well-balanced distribution model (OEM and branded)

   - Significant cross-selling and incremental revenue opportunities

   -  Extended sales, marketing and support services

   - Larger, combined company to attract an increasing number of customers in multiple high-growth market segments


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STRATEGIC FIT --
CREATING END-TO-END SOLUTION OFFERINGS

                       [GRAPHIC depicting a matrix showing
                       Cybex's and Apex's presences in the
                         markets for high-end, mid-level
                         and entry level solutions, with
                        Cybex having a strong presence in
                        high-end and entry level and Apex
                     having a strong presence in mid-level]

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STRATEGIC FIT --
PRODUCT COMBINATION

    - Web hosting and data enter markets require powerful, scalable switching solutions to manage and control an increasing number of servers and network devices

        - Uniquely positioned to develop a leading-edge, superior market solution to address growing market opportunity

    -   Companies have highly complementary product lines

        - Integrating high-end with mid-market expertise

    - Both companies have leading market position in all three market segments of the KVM switching market

    - Broader product portfolio reduces market risk and diversifies revenue sources



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GLOBAL REACH

                         [GRAPHIC depicting a map of the
                      world and showing Apex's and Cybex's
                              geographic locations]

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STRATEGIC FIT --
OPERATIONS AND GEOGRAPHY

         -        Extension of international footprint

         -        Significant operating synergies

         --          Reduce components and outsourcing costs

         -- Consolidation of certain operating infrastructures, specifically redundant accounting and administrative functions

         -- Enhance tax position through shifting Apex's European sales to Shannon, Ireland

         -- Better positioned to create global deals with large systems integrators

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EVOLVING SERVER SWITCHING MARKET OPPORTUNITY

                       [GRAPHIC depicting the evolution of
                      server switching market opportunity,
                     showing the transition to client/server
                    environments around 1990; rapid adoption
                      of high-speed PC's and servers around
                      1995; database management transaction
                   servers around 1998-1999; and web-hosting,
                    ASPs and server forms around 1999-2000.]

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WEB INFRASTRUCTURE MARKET OPPORTUNITY

         - According to IDC, the Web hosting market is expected to grow from $400 million in 1998 to over $10.7 billion in 2003

         -- Mission critical e-commerce platforms require robust, high-end switching and connectivity solutions

- Console switching solutions reduce total cost of ownership and simplify network management

- The mergers facilitates the development and roll out of a new generation web hosting and ASP switching solutions

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WEB INFRASTRUCTURE MARKET OPPORTUNITY

                      [GRAPHIC (A) depicting the growth in
                       worldwide webhosting revenues from
                1997-2002 (with increases of 86%, 92%, 104%, 102%
       and 94% in 1998, 1999, 2000, 2001 and 2002) and (B) depicting the growth in worldwide ASP provider spending from
             1997-2002 (with increases of 425%, 551%, 71%, 124%, 97%
               and 77% in 1997, 1998, 1999, 2000, 2001 and 2002.)]

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STRATEGIC INITIATIVES/GOALS

-      The merger helps to further both companies' efforts to:

           --      Broaden OEM relationships

           --      Expand channel presence for branded products

           --      Build European distribution infrastructure

           --      Extend technology and product leadership

           --      Accelerate sales growth

APEX, ITS OFFICERS AND DIRECTORS AND THE NEW PARENT COMPANY IN THE PROPOSED MERGER MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM APEX'S SHAREHOLDERS OR THOSE OF CYBEX WITH RESPECT TO THE TRANSACTIONS DESCRIBED ABOVE. INFORMATION REGARDING SUCH OFFICERS AND DIRECTORS IS INCLUDED IN APEX'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1998. THIS DOCUMENT IS AVAILABLE FREE OF CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV AND FROM THE APEX CONTACT LISTED BELOW.

CYBEX, ITS OFFICERS AND DIRECTORS AND THE NEW PARENT COMPANY IN THE PROPOSED MERGER MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM CYBEX'S SHAREHOLDERS OR THOSE OF APEX WITH RESPECT TO THE TRANSACTIONS DESCRIBED ABOVE. INFORMATION REGARDING SUCH OFFICERS AND DIRECTORS IS INCLUDED IN CYBEX'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED MARCH 31, 1999. THIS DOCUMENT IS AVAILABLE FREE OF CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV AND FROM THE CYBEX CONTACT LISTED BELOW.

SHAREHOLDERS OF APEX AND CYBEX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHICH WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY THE NEW PARENT COMPANY IN CONNECTION WITH THE MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. AFTER SUCH DOCUMENT IS FILED, IT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV.

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